THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

FIRMTECH, INC.

A Delaware Corporation

SUBSCRIPTION AGREEMENT

This Subscription Agreement (this "Agreement") is made as of [EFFECTIVE DATE] , by and among FirmTech Inc., a Delaware corporation (the "Company") and [ENTITY NAME] ("Subscriber").

1.   Background. The undersigned understands that FirmTech, Inc., a Delaware corporation (the "Company"), is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Wefunder crowdfunding portal's (the "Portal") website, as the same may be amended from time to time (the "Form C") and the Offering Statement, which is included therein (the "Offering Statement"). The Company is offering to both accredited and non-accredited investors up to 343 shares of its Common Stock, $0.00001 par value per Share (each a "Share" and, collectively, the "Shares" or "Securities") at a purchase price of $3,600.00 per Share at a post-money valuation of a $17,200,800.00. The minimum amount or target amount to be raised in the Offering is $50,000.00 (the "Target Offering Amount") and the maximum amount to be raised in the Offering is $1,234,800.00 (the "Maximum Offering Amount"). The Shares may be issued in fractions of a share which shall entitle the Subscriber, in proportion to such Subscriber's fractional shares, to receive dividends and have the benefit of all other rights of holders of the Company's Common Stock. If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the Portal. The Portal is registered with the Securities and Exchange Commission (the "SEC") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

2.   Purchase and Sale of Common Stock.

(a) The undersigned Subscriber hereby irrevocably agrees to purchase Shares in the Company upon the terms and conditions set forth herein and the Form C and related Offering Statement. The undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "Offering Deadline").

(b) It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated

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among subscribers. Notwithstanding anything in this Agreement to the contrary, the Company shall have no obligation to issue any of the Securities to any person who is a resident of a jurisdiction in which the issuance of Securities to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

(c) Payment for the Securities shall be received by WeFunder from the undersigned by wire transfer of immediately available funds or other means approved by WeFunder at or prior to the Closing, for the aggregate Purchase Price for the number of Shares such Subscriber is purchasing.

(d) By executing this Agreement, Subscriber acknowledges that Subscriber has reviewed the Company's information on WeFunder, and any other information requested by Subscriber for use by Subscriber in making an investment decision. It is a condition of the Company's acceptance of this agreement that Subscriber becomes a party to the Shareholders Agreement. **The purchase of the Shares involves significant risks, as more fully set forth in Section 7 of this Agreement.**

3.   Closing.

(a) Subject to Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "Closing") shall take place through the Portal within five (5) Business Days after the Offering Deadline (the "Closing Date").

(b) The Closing is conditioned upon satisfaction of all the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; and

(iii)   the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4.   Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5.   Representations and Warranties of the Company. The Company hereby represents and warrants, as of the date hereof and as of the Closing Date, to Subscriber as follows:

(a) Organization and Standing. The Company is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to own and operate its properties and assets, to execute and deliver this Agreement and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Issuance of the Shares. The issuance, sale and delivery of the Shares in accordance with this Agreement have been duly authorized by all necessary action on the part of the Company. The Shares, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Agreement, will be duly and validly issued, fully paid and non-assessable.

(c) Authorization. All action on the part of the Company necessary for the authorization of this Agreement, the performance of all obligations of the Company hereunder and thereunder, and the sale, issuance and delivery of the Shares pursuant hereto has been taken or will be taken prior to the Closing. Each of this Agreement and other agreement required to be executed and delivered by the Company hereunder, when so executed and delivered by the Company, will be the valid and binding obligation of the Company enforceable against it in accordance with its terms, except as limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) general principles of equity that restrict the availability of equitable remedies.

(d)   Capitalization. The authorized capital of the Company consists, immediately prior to the Closing (unless otherwise noted), 5,000 shares of the common stock of the Company, no par value per share (the "Common Stock"). All of the outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable and were issued in material compliance with all applicable federal and state securities laws. With the exception of convertible notes held by Founder Elliot Justin, M.D., there are currently no outstanding options, warrants, or agreements of any kind (oral or written) for the purchase or acquisition from the Company of any of its securities.

(e) Proceeds. The Company shall use the proceeds from the issuance and sale of the Shares for the development of its business and technology, marketing, development of its intellectual property, and for other general corporate purposes.

(f) Broker Fees. WeFunder shall earn 7.5% of the aggregate amount of funds raised through its platform.

6.   Representations and Warranties of Subscriber. By executing this Agreement, Subscriber (and, if Subscriber is purchasing the Shares subscribed for hereby in a fiduciary

capacity, the person or persons for whom Subscriber is so purchasing) hereby represents and warrants to the Company as follows:

(a) The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c) Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(k) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(l) The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(m)The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(n) The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(o) If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

7. <u>Risk Factors</u>. AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK; THE COMPANY IS A START-UP VENTURE; THERE ARE OR MAY BE COMPETITIVE PRODUCTS AND SERVICES IN THE MARKETPLACE FOR THE COMPANY'S PRODUCTS AND SERVICES; THE COMPANY MAY NEED ADDITIONAL CAPITAL IN THE FUTURE TO REACH ITS OBJECTIVES OR MEET ITS EXPENSES AND THE COMPANY MAY NOT BE ABLE TO RAISE SUCH ADDITIONAL CAPITAL AND AS A RESULT THE SHARES MAY NEVER HAVE ANY VALUE. AMONG OTHER RISKS, SUBSCRIBER SHOULD CONSIDER THE FOLLOWING:

(a) <u>Development Stage of Company; Uncertainty of Future Revenues</u>. The Company is a development stage company and has a limited operating history. As a development stage company, the business of the Company is subject to the problems, expenses, difficulties, complications and delays normally associated with business ventures in the development stage, and there can be no assurance that the Company will be viable or profitable in the future. The purchase of the Shares, as any investment in any development stage company, involves a high degree of risk, including, but not limited to, the substantial risk of loss of Subscriber's entire investment in the Company.

(b) <u>Lack of Liquidity</u>. A purchase of the Shares should be considered a long-term investment. There is no public market for the Shares, nor is one expected to develop as a result of this offering. Subscriber must be prepared to hold the Shares indefinitely and should not expect to be able to liquidate this investment even in an emergency or for any other reason.

(c) <u>Need for Additional Funds; Access to Capital; Future Dilution</u>. The Company may require additional rounds of financing in order to bring the Company's products and services to market and to maintain operations with respect thereto. The Company's capital requirements will depend upon numerous factors, including the success of the Company's development plans, marketing and sales efforts. To the extent that the funds generated by this offering together with existing resources and any future earnings or credit facilities are insufficient to fund the

Company's activities, the Company may adversely affect the members (including Subscriber) by diluting the members' interests in the Company (including through conversion of convertible debt securities). To the extent the Company raises additional capital by issuing equity securities (including through conversion of convertible debt securities), the Company's members may experience substantial dilution and the new equity securities may have greater rights, preferences or privileges than the Company's current membership interests. In any event, no assurance can be given that additional financing will be available or that, if available, it will be obtained on terms favorable to the Company. In addition, management's current business plans rely on growth in future revenue to supplement the Company's limited liquid assets. There can be no assurance that the Company will reach profitability, achieve additional revenue growth, or find additional capital to fund ongoing operations, if needed. If the Company expands more rapidly than currently anticipated, or if the Company's working capital needs exceed current expectations, then the Company may need to raise additional capital through public or private equity offerings or debt financings. Future capital requirements depend on many factors including technological needs, research and development, and sales and marketing activities, among others. The Company does not know whether additional financing will be available when needed and if available, on terms favorable or even acceptable to the Company. If the Company cannot raise needed funds on acceptable terms, the Company may not be able to develop or enhance the Company's products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements; the Company may be forced to curtail or outright terminate operations for a period of time or altogether.

(d) <u>Dependence on Management and Limited Staff</u>. The Company's ability to achieve its objectives is largely dependent upon the services of Elliot Justin, M.D., and the Company's development partners (collectively, the "<u>Management Team</u>"). The loss of services of any of the Management Team could have a material adverse impact on the Company. The death or disability of any of the Management Team or the occurrence of any other similar event (whether insured or uninsured) would likely have a material adverse impact on the Company. The Company's future success also depends on its continuing ability to attract and retain highly qualified technical, sales and marketing, customer support, financial and accounting, and managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract, assimilate or retain highly qualified personnel in the future.

(e) <u>Projections</u>. Financial projections of the Company and projections relating to the future market for the Company's potential products and services are based upon current assumptions as to future events and conditions which the Company believes to be reasonable as of the date thereof, but which are inherently uncertain and unpredictable. Projections have been prepared by officers of the Company and no independent expert rendered on opinion as to the reasonableness of the projections or the assumptions on which they are based. The assumptions may prove to be incomplete or incorrect, and unanticipated events and circumstances may occur. Because of such uncertainties, and the other risks outlined herein, the actual results of the Company's future operations can be expected to be different from those projected, and such difference may be material and adverse. Potential investors should consider the projections in light of the underlying assumptions, reach their own conclusions as to the reasonableness of those assumptions and evaluate the projections on the basis of that analysis.

(f) <u>Certificate of Incorporation Changes; Board of Directors</u>. Future investors may require changes to the governance or other provisions of the Company's Certificate of Incorporation which may be substantive and significant in nature. Subscriber may not have any opportunities or ability to opine on or influence such changes but upon Subscriber becoming a stockholder of the Company, Subscriber will be bound by such changes.

(g) <u>Determination of Purchase Price</u>. There have been no professional opinions concerning the value of the Shares, the value of the assets of the Company, the net worth of the Company or the projected financial information of the Company. The purchase price for the Shares is not necessarily indicative of their value. It is entirely possible that the Shares, if transferable, could not be resold for the purchase price, or for any other amount.

(h) <u>Market Acceptance</u>. If the Company fails to successfully introduce new products on a timely and cost-effective basis that meet customer requirements and are compatible with evolving industry standards, then the Company's business, financial condition and results of operations will be seriously harmed. In addition, notwithstanding the strength of any economic or business justification for, or the economic rationality of, any new product introduced by the Company, any such product may fail to be adopted by the marketplace, may fail to find an adequate number of (or any) customers, and may otherwise fail to generate revenue or be or become profitable.

(i) <u>Intellectual Property</u>. The Company relies or will rely primarily on a combination of patents, copyrights, trademarks, trade secret laws, contractual provisions and licenses to protect its intellectual property. There is no guarantee that the Company will be able to obtain or maintain official registration of any of the foregoing in any jurisdiction, or that the Company would be successful in any action brought to enforce or defend any of the foregoing in any jurisdiction. Employees, consultants, customers and strategic partners have access to the Company's proprietary and confidential information and/or have assisted directly in its development. Any misuse or misappropriation of this intellectual property could have an adverse impact on the Company's business. The Company takes steps to control access to, and the distribution of, the Company's proprietary information. The Company cannot guarantee, however, that such safeguards will protect the Company's intellectual property and other valuable competitive information or that it will be able secure adequate protection in all jurisdictions in which it intends to do business. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or obtain and use information that the Company regards as proprietary. Furthermore, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States, and many U.S. companies have encountered substantial infringement problems in these countries. There is a risk that the Company's efforts to protect its proprietary rights may not be adequate in these countries. For example, the Company's competitors may independently develop similar technology, duplicate the Company's products or design around the Company's patents or licensed patents or other intellectual property rights. If the Company fails to adequately protect its intellectual property or if the laws of a foreign jurisdiction do not effectively permit such protection, it would be easier for competitors to sell competing products.

(j) <u>Intellectual Property Litigation</u>. Third parties, including current and potential competitors, may claim that the Company's products, or the Company's customers' products, infringe on their intellectual property rights. The owners of such intellectual property rights may bring infringement claims against the Company. Any such litigation, whether or not determined in the Company's favor or settled by the Company, would be costly and divert the attention of the Company's management and technical personnel. Any inquiry with respect to the coverage of the Company's intellectual property could develop into litigation. In the event of an adverse ruling in an intellectual property infringement claim, the Company could be required to obtain a license or pay substantial damages or have the sale of the Company's products stopped by an injunction.

(k) <u>Government Regulation</u>. The Company may be subject to regulation under existing laws in various jurisdictions. As a result, the effect of regulation on the Company or its customers or the industries in which it or they operate may, in turn, materially and adversely impact the Company's business, financial condition and results of operations. The Company may also be subject to regulations by countries other than the United States. Foreign governments may impose restrictions on the use or import of the Company's products that could materially and adversely impact the Company's business, financial condition and results of operations. Changes in current laws or regulations or the imposition of new laws or regulations in the United States or elsewhere could also materially and adversely impact the Company's business, financial condition and results of operations.

(l) <u>Current Global Economic Conditions</u>. Current global economic conditions may adversely affect the Company's industry, business and results of operations. The global credit and financial markets have been experiencing extreme disruptions in recent months, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. There can be no assurance that there will not be further deterioration in credit and financial markets and confidence in economic conditions. These economic uncertainties affect businesses such as the Company's in a number of ways, making it difficult to accurately forecast and plan the Company's future business activities. The current adverse global economic conditions and tightening of credit in financial markets, as well as higher unemployment rates, may result in lower revenues from product sales as end-customers cut back on discretionary spending. The Company may also experience longer payment cycles from the Company's customers, as they manage their accounts payable in an effort to preserve cash. In addition, financial difficulties experienced by the Company's partners, suppliers or customers could result in product delays, increased accounts receivable defaults and inventory challenges. The Company is unable to predict the likely duration and severity of the current disruptions in the credit and financial markets and adverse global economic conditions, and if the current uncertain economic conditions continue or further deteriorate, the Company's business and results of operations could be materially and adversely affected.

(m) <u>Impact of the COVID-19 Outbreak</u>. In December 2019, the 2019 novel coronavirus (COVID-19) surfaced in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020 with respect to the outbreak then characterized it as a pandemic on March 11, 2020. The outbreak has spread throughout Europe, the Middle East, Canada, the United States, and other regions and countries, causing companies and various international jurisdictions to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. The duration of these business disruptions and the related financial impact cannot be reasonably estimated at this time. Similarly, the Company cannot estimate whether or to what extent this outbreak and potential financial impact may extend to countries outside of those currently impacted; or the severity or extent to which currently impacted countries will continue to experience such impact. At this point, the extent to which the coronavirus may impact the Company's results is uncertain, however, it is possible that the Company's consolidated results in 2020 and subsequent years may be negatively impacted by this event. The full impact of the outbreak is unknown and rapidly evolving. The Company may incur expenses or delays relating to such events outside of the Company's control, which could have a material adverse impact on the Company's business, operating results and financial condition. The future impact of the outbreak is highly uncertain and cannot be predicted, and there is no assurance that the outbreak will not in the future continue to have a material adverse impact on the future results of the Company. The extent of the current and future impacts of will depend on future developments, including actions taken to contain COVID-19 and the effectiveness or non-effectiveness of such actions.

(n) <u>Consumer Behavior</u>. The behaviors of consumers are not in any way predictable, and there is no guarantee that the Company can remain on the right side of the trend where the Company's products and services (and the Company generally) benefits from the changing attitudes of consumers. If the Company does not adequately anticipate and react to changing demographics, consumer trends, concerns and product and service preferences, the Company's financial results could be adversely affected.

(o) <u>Brand Image</u>. If the Company is unable to create or maintain a positive brand image or product quality, the Company's business may suffer. The Company's success depends on the Company's ability to maintain and build a positive brand image for the Company's existing products and services, new products and services, and brand extensions. The Company has no assurance that the Company's advertising, marketing and promotional programs will have the desired impact on the Company's products' brand image and on consumer preferences. Product or service quality issues, real or imagined and even if false or unfounded, could tarnish the image of the affected brands and may cause consumers to choose other products or services.

(p) <u>Legal Matters</u>. Litigation or legal proceedings could expose the Company to significant liabilities and thus negatively affect the Company's financial results. The Company may, from time to time, become party to various litigation claims, legal proceedings or pre-litigation disputes, founded and unfounded, including, but not limited to, intellectual property, fraud, unfair business practices, false advertising, breach of contract claims, etc. Defending such litigation claims and proceedings and otherwise resolving such disputes will result in significant ongoing expenditures and the continued diversion of the Company's management's time and attention from the operation of the Company's business, which could have a negative effect on the Company's business operations. The Company's failure to successfully defend or settle any of these litigations, legal proceedings and/or disputes could result in liability that, to the extent not covered by the Company's insurance, could have a material adverse effect on the Company's financial conditions, revenue and profitability, and could threaten the continued viability of the Company.

(q) <u>Acknowledgement</u>. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

8.   Confidentiality. Subscriber recognizes and acknowledges that by reason of his or her relationship with the Company, they may have access to confidential information of the Company and its affiliates, including, without limitation, information and knowledge pertaining to products and services offered, inventions, innovations, designs, ideas, plans, trade secrets, proprietary information, advertising, distribution and sales methods and systems, sales and profit figures, customer and client lists, and relationships between the Company and its affiliates and dealers, customers, clients, suppliers and others who have business dealings with the Company and its affiliates ("Confidential Information"). Subscriber acknowledges that such Confidential Information is a valuable and unique asset and covenants that he or she will not disclose any such Confidential Information to any person or entity for any reason whatsoever without the prior written authorization of the Company, unless such information is in the public domain through no fault of Subscriber or except as may be required by law or an order of any court, agency or proceeding to be disclosed; provided, however, that Subscriber shall provide the Company notice of any such required disclosure once Subscriber has knowledge of it and will help the Company to the extent reasonable to obtain an appropriate protective order. This Section 8 shall survive any termination of the Agreement.

9.   Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "Managing Underwriter") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30- day period preceding and the 270-day period following the effective date of a registration or offering 8 statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "Market Standoff Period"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

10.   Legend. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

11.   Indemnification.

(a) Subscriber acknowledges and understands the meaning of the representations and warranties made in this Agreement and hereby agrees to indemnify and hold harmless the Company, the Board, the other members of the Company and all persons deemed to be in control of any of the foregoing from and against any and all loss, costs, expenses, damages and liabilities (including, without limitation, court costs and attorney's fees) ("Losses") arising out of or due to a breach by Subscriber of any of Subscriber's representations, warranties, covenants or agreements contained herein. All representations, warranties, covenants and agreements of Subscriber shall survive the delivery of this Agreement and the purchase by Subscriber of the Shares.

(b) The Company hereby agrees to indemnify and hold harmless Subscriber from and against any and all Losses arising out of or due to a material breach by the Company of any representations, warranties, covenants or agreements of the Company contained herein. All representations, warranties, covenants and agreements of the Company shall survive the acceptance of this Agreement by the Company and the purchase by Subscriber of the Shares.

12. Governing Law; Jurisdiction.

(a) This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without regard to its conflicts of law principles.

(b) Each of the parties hereto consents to the exclusive jurisdiction of any state or federal court of competent jurisdiction located within the State of Montana, Gallatin County and irrevocably agrees that all actions or proceedings relating to this Agreement shall be litigated in such courts. Each of the parties hereto accepts, for itself and in connection with its respective properties, generally and unconditionally, the exclusive jurisdiction of the aforesaid courts, waives any defense of *forum non conveniens* and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement. Each of the parties hereto further irrevocably consents to the service of process out of any of the aforementioned courts in the manner and at the address specified in Section 13 of this Agreement.

(c) THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

(d) In any dispute resolution proceeding between the parties in connection with this Agreement, the prevailing party will be entitled to recover its reasonable attorney's fees and costs in such proceeding from the other party.

13. Notices. Notice, requests, demands and other communications relating to this Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally or by overnight courier, on the date of such delivery, (b) mailed by registered or certified mail, postage prepaid, return receipt requested, on the third (3rd) day after the posting thereof or (d) emailed, on the date of such delivery (with confirmation of transmission) to the address of the respective parties as follows:

If to the Company, to:

FirmTech, Inc.
7446 S Cottonwood Rd
Bozeman, MT 59718
Attention: Elliot Justin, M.D., CEO
Email: elliot@myfirmtech.com

with a required copy to:

Rachael Kierych, Esq.
Attorney at Law
60 Broad Street, 24th Fl #1529
New York, NY 1004
Telephone: 646.960.9039
rachael@rkgroup.law
legal@myfirmtech.com

If to Subscriber, to Subscriber's address as shown on their Wefunder profile hereto, or to such other address as may be specified from time to time by a party to the other party by written notice in accordance with this Section 13.

14.   Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Agreement is not transferable or assignable (nor may any obligations hereunder be delegated) by Subscriber without the prior written consent of the Company.

(c) The representations, warranties, covenants and agreements of Subscriber contained herein shall be deemed to be made by and be binding upon Subscriber and Subscriber's heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of this Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Agreement supersedes all prior and contemporaneous discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Agreement may be executed by electronic means and in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the Shares is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Shares shall be immediately subject to this Agreement, to the same extent that the Shares, immediately prior thereto, shall have been covered by this Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(m) The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

Signature Page Follows

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____.

Number of Shares: [SHARES] _____

Aggregate Purchase Price: $[AMOUNT] _____

COMPANY:

FirmTech, Inc.
_____

Founder Signature
_____

Name: [FOUNDER_NAME] _____

Title: [FOUNDER_TITLE] _____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]
_____

Investor Signature

By: _____

By: _____

Name: [INVESTOR NAME] _____

Title: [INVESTOR TITLE] _____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited